UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of May 2019

Commission File Number:  1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

NOTICE TO THE HOLDERS OF LEGACY NOTES ISSUED BY

OI S.A. – IN JUDICIAL REORGANISATION

PORTUGAL TELECOM INTERNATIONAL FINANCE B.V. – IN JUDICIAL REORGANISATION

OI BRASIL HOLDINGS COÖPERATIEF U.A. – IN JUDICIAL REORGANISATION

RIO DE JANEIRO, RJ, BRAZIL, 20 May 2019 – Oi S.A. – In Judicial Reorganisation (the “Company”) announces today that it has commenced the registration procedure for holders of the following notes to be entered onto a register evidencing their respective entitlements, on an unsecured basis, to receive on a future date or dates payment from the Company in accordance with Section 4.3.6 of the RJ Plan (the “Default Recovery Entitlement”):

(a)	Portugal Telecom International Finance B.V.’s €500,000,000 4.375 per cent. Notes due 2017 (ISIN No.: XS0215828913);
(b)	Portugal Telecom International Finance B.V.’s €750,000,000 5.875 per cent. Notes due 2018 (ISIN No.: XS0843939918);
(c)	Portugal Telecom International Finance B.V.’s €750,000,000 5.00 per cent. Notes due 2019 (ISIN No.: XS0462994343);
(d)	Portugal Telecom International Finance B.V.’s €1,000,000,000 4.625 per cent. Notes due 2020 (ISIN No.: XS0927581842);
(e)	Portugal Telecom International Finance B.V.’s €500,000,000 4.5 per cent. Notes due 2025 (ISIN No.: XS0221854200);
(f)	Oi Brasil Holdings Coöperatief U.A.’s €600,000,000 5.625 per cent. Senior Notes due 2021 (ISIN No.: 144A: XS1245245045 and Reg. S: XS1245244402);
(g)	Oi Brasil Holdings Coöperatief U.A.’s U.S.$1,500,000,000 5.75 per cent. Senior Notes due 2022 (CUSIP/ISIN No.: 144A: 10553M AD3/US10553MAD39 and Reg. S: P18445 AG4/USP18445AG42);
(h)	Oi S.A.’s €750,000,000 5.125 per cent. Notes due 2017 (ISIN No.: XS0569301327);
(i)	Oi S.A.’s U.S.$750,000,000 9.500 per cent. Notes due 2019 (CUSIP/ISIN No.: 144A: US87944LAD10/87944LAD1 and Reg. S: USP9037HAK97/P9037HAK9);
(j)	Oi S.A.’s BRL1,100,000,000 9.75 per cent. Notes due 2016 (CUSIP/ISIN No.: 144A: 10553MAC5/US10553MAC55 and Reg S: P18445AF6/USP18445AF68); and
(k)	Oi S.A.’s U.S.$1,000,000,000 5.500 per cent. Notes due 2020 (CUSIP/ISIN No.: 144A: 87944LAE9/US87944LAE92, Reg S: P9037HAL7/USP9037HAL70 and US87944LAF67) (together, the “Legacy Notes”).

The terms and conditions of the procedure for registering entitlements to the Default Recovery Entitlement are described in the Information Memorandum dated 20 May 2019 (the “Information Memorandum”). Capitalised terms used herein but not defined in this notice shall have the meanings given to them in the Information Memorandum. The Information Memorandum contains important information that should be read carefully.

The Initial Electronic Instruction Deadline will expire at 10:00 a.m. (London time) on 6 June 2019. Legacy Noteholders are encouraged to submit their Electronic Instructions by no later than such date to ensure, if such instructions are deemed eligible by the Company in its reasonable discretion, the due registration of such Legacy Noteholders as Default Recovery Entitlement Beneficiaries. THE COMPANY, THE RJ DEBTORS, THE INFORMATION AND TABULATION AGENTS AND THE TRUSTEES SHALL NOT BE RESPONSIBLE NOR LIABLE FOR ANY CUSTODY FEES, THIRD PARTY COSTS OR OTHER EXPENSES INCURRED BY LEGACY NOTEHOLDERS THAT FAIL TO SUBMIT VALID ELECTRONIC INSTRUCTIONS PRIOR TO THE INITIAL ELECTRONIC INSTRUCTION DEADLINE.

Overview of the Default Recovery Entitlement

Section 4.3.6 of the RJ Plan sets out the basis for the Default Recovery Entitlement which provides Legacy Noteholders that submit Registration Instructions in accordance with the Default Recovery Registration Procedure described in the Information Memorandum with a right to payment on a future date or dates, following registration as a Default Recovery Entitlement Beneficiary on the Default Recovery Entitlement Register. Pursuant to the Information and Election Solicitation Statement, Legacy Noteholders that did not elect or were otherwise ineligible to receive any other entitlements set out in the RJ Plan and detailed in the Information and Election Solicitation Statement were automatically allocated to receive a proportion of the Default Recovery Entitlement, which shall be apportioned based on each eligible Legacy Noteholder’s holdings of any Series of Legacy Notes. If, upon receipt of a Registration Instruction, the Company in its reasonable discretion determines such Legacy Noteholder to be eligible to receive its proportion of the Default Recovery Entitlement, it shall (or the Information and Tabulation Agent on its behalf shall) enter such Legacy Noteholder on the Default Recovery Entitlement Register as a Default Recovery Entitlement Beneficiary in order to receive the benefit of the Default Recovery Entitlement in accordance with the terms of Section 4.3.6 of the RJ Plan.

Steps required from Legacy Noteholders

Legacy Noteholders that elect to register as Default Recovery Entitlement Beneficiaries must make a Default Recovery Website Submission on the Default Recovery Website and deliver their Electronic Instruction to the Information and Tabulation Agent, in accordance with the provisions set out in the Information Memorandum.

In order for Legacy Noteholders to validly elect to register as Default Recovery Entitlement Beneficiaries in accordance with the Default Recovery Registration Procedures detailed in the Information Memorandum, such Legacy Noteholders must include their Default Recovery Entitlement Code in their Electronic Instruction to be submitted through the relevant Clearing System.

The Default Recovery Entitlement Code will be displayed on the right-hand column of each Default Recovery Website Submission on the ‘My Submissions’ page of the Default Recovery Website. The Default Recovery Entitlement Code will consist of a prefix of ‘DFKDR’ following by a five-digit number. For the avoidance of doubt, the Default Recovery Entitlement Code is not a protocol number or a unique token number that may have been previously allocated to Legacy Noteholders. Direct Participants must then deliver Electronic Instructions to the Information and Tabulation Agent through the relevant Clearing System in accordance with the requirements of such Clearing System. An Electronic Instruction will not be considered valid if it does not include a valid Default Recovery Entitlement Code or if it is submitted following the Initial Electronic Instruction Deadline.

Legacy Noteholders should provide their Electronic Instructions through the relevant Clearing System in accordance with their applicable policies and with regard to any deadlines set by such Clearing System or any broker, dealer, bank, custodian, trust company or other nominee or intermediary through which a Legacy Noteholder delivers its Electronic Instruction.

Legacy Noteholders are advised that the Legacy Notes shall be cancelled on 14 June 2019. Legacy Noteholders that do not instruct by the Initial Electronic Instruction Deadline will have their accounts credited with a Technical ISIN (in the case of Euroclear and Clearstream, Luxembourg) or Escrow CUSIP (in the case of DTC) (as applicable), which shall be created for evidentiary purposes only and will not be transferable.

LEGACY NOTEHOLDERS ARE ENCOURAGED TO SETTLE ANY OUTSTANDING TRANSFERS PRIOR TO THE DELIVERY OF ANY ELECTRONIC INSTRUCTIONS AND IN ANY CASE BY NO LATER THAN THE INITIAL ELECTRONIC INSTRUCTION DEADLINE. THE COMPANY SHALL NOT RECOGNISE ANY SUCH TRANSFERS OR TRADES THAT ARE ENTERED INTO FOLLOWING THE INITIAL ELECTRONIC INSTRUCTION DEADLINE FOR THE PURPOSES OF COMPILING THE DEFAULT RECOVERY ENTITLEMENT REGISTER.

ON THE INITIAL ELECTRONIC INSTRUCTION DEADLINE, THE COMPANY SHALL ARRANGE FOR ALL SERIES OF LEGACY NOTES HELD THROUGH THE CLEARING SYSTEMS TO BE BLOCKED FROM TRADING WITH IMMEDIATE EFFECT. LEGACY NOTEHOLDERS ARE ADVISED THAT ANY PENDING OR OTHERWISE OUTSTANDING TRADES ON THE INITIAL ELECTRONIC INSTRUCTION DEADLINE MAY BE SETTLED BY THE RELEVANT CLEARING SYSTEM BUT NO NEW TRANSFERS MAY BE ENTERED INTO FROM THIS DATE. FOLLOWING THE INITIAL ELECTRONIC INSTRUCTION DEADLINE, LEGACY NOTES HELD THROUGH THE CLEARING SYSTEMS MAY NO LONGER BE TRANSFERRED OR OTHERWISE TRADED BY LEGACY NOTEHOLDERS.

Legacy Noteholders that do not submit their Electronic Instructions by the Initial Electronic Instruction Deadline may, following the Cancellation Date, submit Electronic Instructions with regard to the Monthly Electronic Instruction Deadline. Following the Expiry Date, Legacy Noteholders may only submit Manual Instructions to the Company directly.

Further Information

Holders of beneficial interests in PTIF’s 6.25% Notes due 2016 (ISIN No. PTPTCYOM0008) are advised that the Default Recovery Registration Procedure detailed in the Information Memorandum is not applicable to such notes. The Company shall provide information on the procedure for registering as Default Recovery Entitlement Beneficiaries in respect of such series in due course.

The Default Recovery Registration Procedure is subject to the satisfaction or waiver of certain conditions described in the Information Memorandum. The Company has the right to modify, extend or otherwise amend the Default Recovery Registration Procedure if any of such conditions are not satisfied and such conditions are not waived by the Company.

Questions and requests for assistance may be directed to the Information and Tabulation Agent, who may be contacted via email at OiDefaultRecovery@dfkingltd.com or at their offices located at: 48 Wall Street, 22nd Floor, New York, New York 10005, United States, and 125 Wood Street, London EC2V 7AN, United Kingdom (and, effective 28 May 2019, instead at 65 Gresham Street, London EC2V 7NQ, United Kingdom).

The Information Memorandum, as well as other relevant notices and documents, will also be available on the Default Recovery Website at https://defaultrecovery.dfkingltdevents.com.

Disclaimer

This notice must be read in conjunction with the Information Memorandum. This notice and the Information Memorandum contain important information which must be read carefully before submitting a Registration Instruction. If you are in any doubt as to the action you should take, it is recommended that you seek your own legal, tax and financial advice, including as to any tax consequences, from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser. None of the Information and Tabulation Agent, Trustee or any person who controls, or is a director, officer, employee or agent of such persons, or any affiliate of such persons, makes any recommendation as to whether Legacy Noteholders should submit Registration Instructions or otherwise participate in the Default Recovery Registration Procedure.

The distribution of this notice and the Information Memorandum in certain jurisdictions may be restricted by law. Persons into whose possession this notice and/or the Information Memorandum comes are required by each of Oi, the RJ Debtors and the Information and Tabulation Agent to inform themselves about, and to observe, any such restrictions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 20, 2019

OI S.A. – In Judicial Reorganization

By:  /s/ Carlos Augusto Machado Pereira de Almeida Brandão

Name: Carlos Augusto Machado Pereira de Almeida Brandão

Title: Chief Financial Officer and Investor Relations Officer